NDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER 12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY
412BD0298	07/27/06	05/26/06

* ISSUED TO

SUMMIT MUTUAL FUNDS, INC.

Amend Declarations

It is agreed that: The following checked items are amended on the Declarations Page:

☐ Item 1. Name of Insured / Principal Address:
From:

To:

☒ Item 2. Bond Period:
From: 12:01 a.m. on 05/26/2006 to 12:01 a.m. on 10/01/2006 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

☐ Item 3. Limit of Liability is hereby amended to read as follows:

	Limit of Liability	Deductible Amount
Insuring Agreement A - Fidelity	$	$
Insuring Agreement B - Audit Expense	$	$
Insuring Agreement C - Premises	$	$
Insuring Agreement D - Transit	$	$
Insuring Agreement E - Forgery or Alteration	$	$
Insuring Agreement F - Securities	$	$
Insuring Agreement G - Counterfeit Currency	$	$
Insuring Agreement H - Stop Payment	$	$
Insuring Agreement I - Uncollectible Items of Deposit	$	$
Optional Coverages Added by Rider:		
	$	$
	$	$
	$	$

☐ Item 4. Offices or Premises Covered:
The following offices or premises are added:

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ____________COPY____________
Authorized Representative

COMPANY

ICB028 Ed. 7-04

Endorsement No:

The following spaces preceded by an (*) need not be completed if this endorsement and the Policy have the same inception date.

ATTACHED TO AND FORMING PART OF POLICY NUMBER	DATE ENDORSEMENT EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT	
SI05500334	05/17/06	05/26/06	12:01 A.M. LOCAL TIME AT THE ADDRESS OF THE INSURED

* ISSUED TO

SUMMIT MUTUAL FUNDS, INC.

EXTENSION ENDORSEMENT
MF053 Ed. 06/04

In consideration of the additional premium of $ 20,885 , it is hereby understood and agreed that Item 2 of the Declarations, Policy Period, has been amended to read:

FROM: 05/26/06 TO: 10/01/2006

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By ______________________________

Authorized Representative

INSURED